SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                AMENDMENT NO.  4


                                 MARK VII, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  570414 10 2
                                 (CUSIP Number)

                                 Janet K. Pullen
                                 Vice President
                                 Mark VII, Inc.
                             5310 St. Joseph Avenue
                              St. Joseph, MO  64505
                                (816) 387-4203
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement  [  ].



CUSIP No. 570414 10 2

1
NAME OF REPORTING PERSON AND ITS S.S. OR I.R.S. IDENTIFICATION NUMBER

     Roger M. Crouch          ###-##-####

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]            (b)  [X]

3
SEC USE ONLY


4
SOURCE OF FUNDS

     N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)

     [ ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7  SOLE VOTING POWER            1,110,869
8  SHARED VOTING POWER            206,744
9  SOLE DISPOSITIVE POWER       1,187,613
10 SHARED DISPOSITIVE POWER       130,000

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

     1,317,613

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
CERTAIN SHARES

     [X]

     Excludes non-qualified options to purchase 12,000 shares which become exercisable beginning 02/03/96.

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     27.0%

14
TYPE OF REPORTING PERSON

     IN

The undersigned amends the Schedule 13D filing made on September 21, 1990, as amended, to read in its entirety as follows:

Item 1.  Security and Issuer.

      The title of the class of equity securities to which this statement relates is Common Stock and the name and address of the principal executive offices of the Issuer of such securities is Mark VII, Inc., 10100 N.W. Executive Hills Blvd., Suite 200, Kansas City, Missouri 64153.

Item 2.  Identity and Background.

(a)  Name of person filing

         Roger M. Crouch

(b)  Business address

         10100 N.W. Executive Hills Blvd., Suite 200
         Kansas City, Missouri 64153

(c)  Present principal occupation or employment

         Mr. Crouch is employed by the Issuer.

(d) During the last five years, Mr. Crouch has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Crouch was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Crouch is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The initial Schedule 13D, filed on September 21, 1990, reported that the Crouch RCE Partnership (the "Partnership"), which consisted of Roger M. Crouch and J. Michael Head as general partners, used working capital in the form of cash to acquire 182,500 shares of Common Stock in sixteen (16) open market purchases at a low of $3.5625 per share and a high of $4.0625 per share. As a result of such purchases, the Partnership increased its ownership interest in the Issuer to 18.5% and Mr. Crouch increased his ownership interest in the Issuer to 22.9%. Amendment No. 1 to the Schedule 13D, filed on June 17, 1991, reported that the Partnership used working capital in the form of cash to acquire 40,564 shares of Common Stock in November and December 1990 in three (3) open market purchases and one (1) private purchase, at a low of $3.6875 per share and a high of $4.433 per share. As a result of such purchases, the Partnership increased its ownership interest in the Issuer to 19.34% and Mr. Crouch increased his ownership interest in the Issuer to 23.9%. The Partnership was terminated in 1992, as reported under Item 4 of Amendment No. 2 to the Schedule 13D, filed on June 24, 1992. Amendment No. 3 to the Schedule 13D, filed on November 5, 1992, reported that, as of October 26, 1992, Mr. Crouch purchased 29,772 shares from
R. C. Matney in a private transaction at a per share price of $5-7/16, and that on October 29, 1992, Mr. Crouch acquired 114,300 shares in a market purchase at a per share price of $5-7/16. Mr. Crouch used personal funds for such purchases.

On March 28, 1995, Mr. Crouch transferred ownership of 100,000 shares to Catherine F. Crouch as part of a property settlement pursuant to a separation agreement. On the same date, Catherine F. Crouch transferred these shares to the Catherine Fenner Crouch Charitable Remainder Unitrust I, of which Roger M. Crouch is sole trustee and has sole voting and dispositive power.

Item 4.  Purpose of Transaction.

As of June 5, 1992, the Partnership distributed all 913,057 shares previously held by it in connection with the termination of the Partnership. As a result of the termination of the Partnership, each of Mr. Crouch and Mr. Head acquired direct ownership of 878,817 and 34,240 shares, respectively, allocable from the Partnership in connection with the liquidation of the Partnership and the distribution by it of all 913,057 shares previously held by it.

The primary purpose of the beneficial ownership by Mr. Crouch of the Common Stock to which this statement relates is for investment purposes, provided, however, that Mr. Crouch intends to review continuously such ownership and may, depending on the Issuer's business and prospects and upon other factors (including, but not limited to, general economic and market conditions), at any time increase or decrease his holdings in transactions in the open market or otherwise.

Except as otherwise described herein, Mr. Crouch does not have any current plans or proposals which relate to or would result in any action required to be disclosed pursuant to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) Shares beneficially owned: 1,317,613, of which 48,000 shares are issuable pursuant to non-qualified stock options granted under the Issuer's 1992 Non-Qualified Stock Option Plan. Excluded from the aggregate number of shares beneficially owned are 12,000 shares issuable pursuant to non-qualified stock options which become exercisable at the rate of 6,000 shares on February 3, 1996 and 6,000 shares on February 3, 1997.

  Percentage of class:  27.0%

(b)

                                         Sole               Shared            Sole               Shared
                                         Voting             Voting         Dispositive         Dispositive
                                         Power              Power            Power                Power
Direct                                   962,869                              962,869
Sugar Lakes Foundation*                                      130,000                             130,000
Catherine Fenner Crouch
  Charitable Remainder
  Unitrust I**                           100,000                              100,000
Rosalie Crouch Trust***                                       76,744           76,744
Issuable pursuant to
 options                                  48,000                               48,000
                                      ----------          ----------       ----------          ---------
                                       1,110,869             206,744        1,187,613            130,000

     * Sugar Lakes Foundation is a charitable foundation, of which Mr. Crouch is one of three trustees.

     **   Catherine Fenner Crouch Charitable Remainder Unitrust I is a
     charitable remainder trust, of which Mr. Crouch is sole trustee.

     *** Rosalie Crouch Trust is an irrevocable trust, of which Mr. Crouch is sole trustee.


(c) On March 28, 1995, Mr. Crouch transferred ownership of 100,000 shares to Catherine F. Crouch as part of a property settlement pursuant to a separation agreement. On the same date, Catherine F. Crouch transferred these shares to the Catherine Fenner Crouch Charitable Remainder Unitrust I, of which Roger M. Crouch is sole trustee and has sole voting and dispositive power.

(d) The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by the Sugar Lakes Foundation is shared by Mr. Crouch with the two other trustees of such foundation.

(e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 12, 1990, the Partnership and R. C. Matney verbally formed a group to participate in the acquisition of shares of Common Stock of the Issuer. Pursuant to such verbal understanding, the Partnership (and, following termination of the Partnership, Mr. Crouch) and Mr. Matney consulted with each other prior to making any acquisitions or dispositions of shares of Common Stock. Mr. Crouch and Mr. Matney were also limited in their ability to transfer Common Stock of the Issuer pursuant to certain restrictions contained in a cross purchase agreement and amendment thereto, which were filed as exhibits to the
Schedule 13D filed by R. C. Matney on April 11, 1990 relating to the Common Stock. Effective June 5, 1992, the Partnership was liquidated and its assets were distributed to the partners, Mr. Crouch and J. Michael Head.

This group no longer exists and there are no longer any cross purchase obligations between Mr. Crouch and Mr. Matney. Mr. Matney filed Schedule 13D individually on April 11, 1990 relating to the Common Stock and Mr. Head beneficially owns less than 5% of the outstanding Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits

None

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 6, 1995                /s/ Roger M. Crouch
                                    Roger M. Crouch